OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

QUEST GROUP INTERNATIONAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74836L 108
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

74836L108	13G

1	NAMES OF REPORTING PERSONS. S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sales Team Automation, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,005,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,005,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,005,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.8%

12	TYPE OF REPORTING PERSON*:

	IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Quest Group International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

967 W. Center, Orem, Utah 84057

Item 2(a)	Name of Person Filing.

Sales Team Automation, LLC

Item 2(b)	Address of Principal Business Office.

1335 West 1650 North, Suite C, Springville, Utah 84663

Item 2(c)	Citizenship.

United States

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

74836L 108

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13(d)-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership.
(a)	Amount Beneficially Owned: 1,005,000.
(b)	Percent of Class: 9.8%
(c)	Number of shares as to which such person has:
(i) sole power to vote or direct the vote - 1,005,000
(ii) shared power to vote or to direct the vote - 0
(iii) sole power to dispose or to direct the disposition of - 1,005,000
(iv) shared power to dispose or to direct the dispositon of - 0

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 23, 2006

SALES TEAM AUTOMATION, LLC
By:	/s/ David R. Elkington
David R. Elkington, Manager

5